Mail Stop 3720

June 18, 2007

Via U.S. Mail and Fax (011-972-3976-9998)

Mr. Arik Levi
Chief Financial Officer
VYYO Inc.
6625 The Corners Parkway
Suite 100
Norcross, GA 30092

> **RE: VYYO Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-30189**

Dear Mr. Levi:

We have reviewed your supplemental response letter dated May 31, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April 26, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2006
Financial Statements and Notes
4.Agreement with Arcadian Networks. Inc.- Related Party, page F-19

1. We note you have entered into the "Equipment Purchase Agreement" with Arcadian Networks Inc. ("ANI"), a related party. In this regard, please address the following comments.

   a. Describe for us the ownership and organizational structure of ANI as compared to that of VYYO, Inc. Identify for us the corresponding management and key decision makers of ANI and VYYO, Inc.

   b. Tell us the nature of business of ANI and whether it is a variable interest entity ("VIE") under the guidance of paragraphs 5a,b and c of FIN 46R. If not, please fully explain to us why not.

      c. If so, identify for us the variable interests within ANI and advise us if you are the primary beneficiary of ANI under paragraphs 14 and 15 of FIN 46R. If not, please explain and provide support for your conclusion.

2. We note your response to comment 4. We do not believe that the $6.5 million is contingent as the consideration under the note is guaranteed to the seller either through the collection of the note or through an increase in the market price of your common stock. In addition, we do not believe that the guidance under paragraph 28 of SFAS 141 would apply in your situation as it relates only to the future operating results of the target rather than the Company. As such, it appears that the note should have been recorded at the acquisition date. Please revise or advise.

3. We note your responses to comment 4c and 4d. We continue to question your accounting for the gain of $2.53 million reported in the financial statements. In this regard, it is unclear to us why, as a result of the amended note, the fair value of the note is different from its $6.5 million carrying value. Also, it is unclear to us what you meant by "[t]he Company calculated the fair value of the Amended Note taking into account the probability (based on the Company's best estimate) of the events and timing under which the Amended Note is to be paid according to its amended terms". Please revise or advise us in detail. Further, explain to us why the amended note is considered debt extinguishment under EITF 96-19.

4. We note your response to comment 6 and your assertion that your statutory rate is 0% upon the grant of the approved enterprise status and therefore, no deferred income taxes was provided in the financial statements. However, we continue to believe that since the tax holiday period will not start until the date you use the NOLs to offset future taxable income, the NOLs have value and therefore you should recognize a deferred tax asset in your financial statements. Please revise or advise us in more detail.

*   *   *   *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director